Exhibit 99.1

	Series 373

	Gross Artwork Sale Proceeds	$654,375.00
(+)	Cash on Balance Sheet	$100.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$654,475.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(25,071.00)
=	Distributable Proceeds to Class A Shares	$629,304.00
(/)	Total Class A Shares Outstanding	26,451 *
=	Distributable Proceeds per Class A Share	23.79
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.19

	Offering period
	Cash Receipt Date	12/15/2023
(-)	Final Offering Close Date	11/16/2023
=	Days from final close to cash receipt	29
(/)	Days of year	365
=	IRR Period (in years)	0.08

	IRR Calculation
	MOIC	1.19
	IRR Period (in years)	0.08
	IRR	788.9%

*	Reflects 101 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.